Exhibit 99.1

Volaris announces shareholder resolutions adopted during
general ordinary annual meeting

Mexico City, Mexico. April 24, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, announces the resolutions adopted by its shareholders during the general ordinary annual shareholders’ meeting held on April 24, 2026.

The Company’s shareholders authorized all of the items on the agenda presented during the meetings.

A courtesy English translation summarizing the resolutions adopted is attached as an exhibit.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 156 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 46 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net